

August 12, 2011

Via Email
Christine A. Leahy
General Counsel
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

> **Re: CDW Corporation**
> **Registration Statement on Form S-4**
> **Filed July 15, 2011**
> **File No. 333-175597**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 333-169258**

Dear Ms. Leahy:

        We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you are registering the offer of the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the

representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3) under the Exchange Act of 1934.

Prospectus Summary, page 1

4. We note your disclosure of Adjusted EBITDA. Please revise your disclosure here and throughout the prospectus where Adjusted EBITDA is presented to clearly identify the measure as a non-GAAP financial measure, and disclose net income or loss with equal or greater prominence. In addition, please include a cross reference to the disclosures required by Item 10(e) of Regulation S-K where you disclose Adjusted EBITDA and all of the required disclosures are not provided. Where Adjusted EBITDA is presented as a measure of your liquidity, or in the context of discussing your liquidity, disclosure of all three major categories of the statements of cash flows should also be provided.

Our Competitive Strengths, page 2

5. Please balance your strengths disclosure beginning on page two with a discussion of the principal competitive challenges or risks facing the company. In this regard, we note that your Risk Factors discussion has not been presented with equal prominence. This comment also applies to the discussion of your strengths beginning on page 86 of your filing.

Summary of Terms of the Exchange Notes, page 13

6. Please revise your discussion of "Ranking" to quantify the various amounts of debt that are referred to here.

Summary Historical Financial Data, page16

7. You disclose that Adjusted EBITDA is a measure defined in your Senior Credit Facilities. If you present Adjusted EBITDA as a non-GAAP liquidity measure because the covenant represents a material term of the credit facilities, please tell us your consideration of disclosing the amount or limit required for compliance with the covenant

and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. If the covenant is not a material term of the credit facilities, please note that the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K regarding charges or liabilities that are required to be cash settled would apply to your disclosure of Adjusted EBITDA as a non-GAAP liquidity measure. As such, please tell us why you believe you have complied with this exclusion given that it appears certain of the adjustments to arrive at Adjusted EBITDA required or will require cash settlement. Refer to Question 102.09 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Risk Factors, page 19

Risks Relating to Our Business, page 27

8. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." Please either eliminate the following generic risks or revise them to state specific material risks to your company or to the purchasers in this offering:

- We may have higher than anticipated tax liabilities, (page 32)
- We may not be able to protect our intellectual property adequately…, (page 32) and
- We are exposed to risks from legal proceedings and audits (page 33).

If we lose any of our key personnel…, page 30

9. Please revise this risk factor to be more specific to your company and explain why you face this risk. For example, identify any key personnel to which you are referring and state they are nearing retirement or are expected to cease employment for any other reason.

Exchange Offers, page 42

Expiration Date; Extensions; Amendments, page 43

10. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions, page 46

11. We note your first paragraph under the subheading "Conditions" on page 46. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration

of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

12. We note that you may determine in your "sole judgment" whether your offer conditions, beginning on page 46, have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55</u>

<u>Results of Operations, page 57</u>

13. In light of your disclosure on page F-32 that management evaluates the performance of each reportable segment on the basis of Adjusted EBITDA as the primary metric for measuring segment profitability, please tell us why the discussion of your results of operations by segment is based on income (loss) from operations as opposed to Adjusted EBITDA.

<u>Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010, page 57</u>

<u>Net Sales, page 57</u>

14. Please expand your Net Sales disclosure beginning on page 57 to describe the factors that management believes led to the increase in your total net sales, the growth in your Corporate segment and the decline in your Public segment sales. We note that you attribute the growth in your Corporate segment to an increase in hardware unit volume growth, but you provide no explanation of the factors that management believes caused this increase in hardware volume growth. Similarly, you state that the decline in your Public segment net sales was "driven by a decline in net sales to Federal government customers," but again you provide no explanation of the factors that management believes led to this decline. Please review all of the disclosure within Management's Discussion and Analysis and apply this comment accordingly. For guidance, please refer to Securities Act Release No. 33-8350 (Effective December 29, 2003).

<u>Executive Compensation, page 99</u>

<u>Market Comparisons, page 99</u>

15. Please specifically identify the "technology industry survey of approximately 1,000 companies" that you reference in the second full paragraph on page 100.

Annual Cash Incentive Awards (Senior Management Incentive Plan), page 101

16. Please revise the second table on page 102, which discloses your SMIP payouts for 2010, to include a column disclosing each Named Executive Officer's SMIP bonus target upon which the payouts are based. In doing so, please disclose how you determined these amounts. See Item 402(b) of Regulation S-K.

17. We understand that your 2010 Senior Management Incentive Plan payouts were based on your Adjusted EBITDA performance goal. Please revise to disclose your 2010 Adjusted EBITDA performance goal. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination. Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing. Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

18. Please also tell us how you assess the company's market share performance for purposes of adjusting the amounts paid. We note footnote (2), however, please provide greater detail to explain how the market share data you utilized caused the payout percentage to increase in 2010.

19. Please explain why you determined to grant special performance bonuses of $10,000 to certain of your named executive officers under the SMIP. We note your indication in footnote (5) on page 105 that these amounts were "based on EBITDA results for 2010," however, so were the larger amounts granted under this plan.

Long-Term Incentive Program, page 102

20. Please elaborate upon how the A Units and B Units now share equally in any increase in equity value of the Company.

RDU Plan, page 103

21. Please expand your disclosure to explain why, as you disclose in the last paragraph of page 103, Mr. Edwardson is not a participant in the RDU Plan.

2010 Summary Compensation Table, page 104

22. Please tell us why the amount in the Bonus column differs from the amount disclosed in footnote (2).

Security Ownership of Certain Beneficial Owners, page 116

23. Disclose, by footnote or otherwise, the natural person(s) who ultimately control Providence Equity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2010, page F-1

24. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

25. In light of your disclosures throughout the prospectus which indicate that you provide comprehensive and integrated solutions for your customers' technology needs, please revise your disclosure to clarify the extent to which your contracts with customers represent multiple element arrangements where the sale of professional services is bundled with hardware or software products. If multiple element arrangements are material, please disclose in a reasonable amount of detail your revenue recognition policies for these types of arrangements.

26. Please revise your disclosure to explain the extent to which physical sales of hardware and software products are fulfilled by your vendors on a drop-ship basis. Disclose your revenue recognition policies for sales on a drop-ship basis, and address the basis in GAAP for your accounting.

27. We note your disclosure that at the time of sale, you record an estimate for pricing disputes based on historical experience. Please revise your disclosure to explain the general nature of the referenced pricing disputes. Tell us how such pricing disputes are taken into consideration in concluding that the sales price is fixed or determinable at the time of sale, thus allowing for sales recognition.

Note 4. Goodwill and Other Intangible Assets, page F-14

28. We note your disclosure that reporting units used to assess potential goodwill impairment are the same as your operating segments. Tell us how you applied the guidance in ASC 280-10-50-1 through 9 in identifying your operating segments. In doing so, please address whether discrete financial information is available and provided to the chief operating decision maker for the various channels within the Corporate and Public operating segments, such as medium/large business and small business within Corporate and government, education and healthcare within Public. Additionally, tell us how you

applied the guidance in ASC 350-20-35-34 through 37 in identifying reporting units for purposes of goodwill impairment testing. Please specifically address whether discrete financial information is available and provided to segment management for the various channels within the Corporate and Public operating segments and if it is, please tell us how you concluded that components are properly aggregated into reporting units.

Note 8. Derivative Instruments and Hedging Activities, page F-21

29. Please help us understand the differences between the terms of your actual interest rate swap agreements and the hypothetical "perfect" swaps that are giving rise to such a significant amount of hedge ineffectiveness during the most recent fiscal year and subsequent interim period. Tell us your consideration of revising your disclosure to provide further clarification as well.

Note 18. Segment Information, page F-31

30. We note your disclosure of net sales by product classification on page F-33. Please tell us whether sales of services include the sale of professional services that are bundled with hardware or software products, or if the sale of such bundled professional services is included within the amounts disclosed for physical sales of hardware and software products. If the latter, please tell us the basis for your presentation.

Consolidated Financial Statements for the Fiscal Quarter Ended March 31, 2011, page F-45

Note 4. Long-Term Debt, page F-50

Senior Secured Term Loan Facility ("Term Loan"), page F-51

31. With reference to ASC 470-50-40, please tell us how you determined that the March 11, 2011 amendment to the Term Loan should be accounted for as an extinguishment, with a resulting loss on extinguishment of $3.2 million. Alternatively, if the $3.2 million charge relates to the write-off of a portion of the unamortized deferred financing costs associated with the $132 million mandatory prepayment of the Term Loan, please revise your disclosure accordingly.

Exhibit Index

32. We note that it appears you have not included the exhibits, schedules and/or appendices to several of the material agreements identified in your Exhibit Index. For example, Exhibits 10.1, 10.3 and 10.5 identify numerous schedules and exhibits, but none are included with the filings. Please review all of your material agreements and file any exhibits, schedules and/or appendices to those agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Exhibit 5.1

33. We note the penultimate paragraph of counsel's opinion and their indication that they do not admit that they are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. Please revise to remove the reference to "the rules and regulations of the Commission" as it is overly-broad. This comment also applies to Exhibit 5.2.

Exhibit 5.2

34. We note counsel's indication in the penultimate paragraph that they assume "no obligation or responsibility to update or supplement these opinions to reflect any facts or circumstances that may hereafter come to [their] attention…." Please have counsel revise the opinion to state that they have no obligation to update the opinion as of the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

35. Please have counsel revise its opinion to delete the assumptions and qualifications contained in subparagraphs 5.D through F as they are overly broad and in some cases appear inapplicable to this opinion. Similarly, please have counsel remove the clause "or the files of our firm" from subparagraph 5.B.

Form 10-K for the Fiscal Year Ended December 31, 2010

36. Please confirm that you will apply the above comments, as applicable, to all future Form 10-K and Form 10-Q filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson, Staff Accountant, at (202) 551-3318, or in his absence Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: James S. Rowe
        Kirkland & Ellis LLP
        Via Email